Exhibit 99.2

Largo Inc.

Annual Consolidated Financial Statements

For the Years Ended December 31, 2024 and 2023

(Expressed in thousands / 000's of U.S. dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Largo Inc. (the "Company" or "Largo") for the years ended December 31, 2024 and 2023 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and, where relevant, the choice of accounting principles.

In discharging its responsibility for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained.

The board of directors (the "Board" or "Board of Directors") and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information presented. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the independent auditors. The Audit Committee has the responsibility of meeting with management and the independent auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external independent auditors.

The Company's independent auditors audit the consolidated financial statements annually on behalf of the Company's shareholders. The Company's independent auditors have full and free access to management and the Audit Committee.

/s/ "Daniel Tellechea"	/s/ "David Harris"

Daniel Tellechea	David Harris

Interim Chief Executive Officer	Chief Financial Officer

March 28, 2025	March 28, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Largo Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Largo Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two- year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2022.

Toronto, Canada

March 28, 2025

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Annual Consolidated Statements of Financial Position

		December 31,	December 31,
	Notes	2024	2023
Assets
Cash		$22,106	$42,714
Restricted cash		530	712
Amounts receivable	4	9,741	25,598
Inventory	5	47,538	61,565
Assets held for sale	6	7,613	-
Prepaid expenses		5,759	6,534
Total Current Assets		93,287	137,123
Other intangible assets	7	2,255	6,153
Inventory subject to return	23	12,804	-
Mine properties, plant and equipment	8	170,756	212,176
Vanadium assets	15	17,491	18,674
Deferred income tax asset	17(b)	22,075	7,495
Total Non-current Assets		225,381	244,498
Total Assets		$318,668	$381,621
Liabilities
Current portion of lease liability	6	$-	$600
Liabilities held for sale	6	962	-
Accounts payable and accrued liabilities	10	31,270	31,439
Deferred revenue		3,889	3,553
Debt	11	74,780	-
Current portion of provisions	12	3,358	6,863
Total Current Liabilities		114,259	42,455
Lease liability	6	-	925
Non-current accounts payable and accrued liabilities	10	-	724
Long term debt	11	17,500	75,000
Provisions	12	2,043	6,718
Revenues subject to refund	23	13,638	-
Total Non-current Liabilities		33,181	83,367
Total Liabilities		147,440	125,822
Equity
Issued capital	13	412,988	412,295
Equity reserves	14	11,853	12,200
Accumulated other comprehensive loss		(133,527)	(98,200)
Deficit		(126,496)	(77,643)
Equity attributable to owners of the Company		164,818	248,652
Non-controlling Interest		6,410	7,147
Total Equity		171,228	255,799
Total Liabilities and Equity		$318,668	$381,621
Nature of operations and going concern	1
Commitments and contingencies	8, 20
Subsequent events	25

Approved on behalf of the Board of Directors,

/s/ "Alberto Arias"	/s/ "David Brace"

Alberto Arias, Chairman	David Brace, Director

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 1
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Annual Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Years ended
		December 31,
	Notes	2024	2023
Revenues	23	$124,920	$198,684
Expenses
Operating costs	24	(145,818)	(174,758)
Professional, consulting and management fees		(16,304)	(23,068)
Foreign exchange loss		(12,517)	(183)
Other general and administrative expenses		(5,429)	(11,792)
Share-based payments	14	(1,321)	362
Finance costs	24	(9,460)	(9,630)
Interest income		1,523	2,018
Technology start-up costs		(3,392)	(6,122)
Write-down of vanadium assets	15	(1,119)	(4,862)
Exploration and evaluation costs		(2,328)	(5,705)
		(196,165)	(233,740)
Net loss before tax		$(71,245)	$(35,056)
Income tax recovery (expense)	17(a)	2,813	(88)
Deferred income tax recovery	17(a)	17,867	2,786
Net loss		$(50,565)	$(32,358)
Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized (loss) gain on foreign currency translation		(35,327)	13,965
Comprehensive loss		$(85,892)	$(18,393)
Net loss attributable to:
Owners of the Company		$(49,828)	$(30,343)
Non-controlling interests		$(737)	$(2,015)
		$(50,565)	$(32,358)
Comprehensive loss attributable to:
Owners of the Company		$(85,155)	$(16,378)
Non-controlling interests		$(737)	$(2,015)
		$(85,892)	$(18,393)
Basic loss per Common Share	16	$(0.78)	$(0.51)
Diluted loss per Common Share	16	$(0.78)	$(0.51)
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	16	64,088	64,038
- Diluted	16	64,088	64,038

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 2
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares

Annual Consolidated Statements of Changes in Equity

			Attributable to owners of the Company
		Issued	Equity	Accumulated Other		Non-controlling	Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	interest	Equity
Balance at December 31, 2022	64,006	$411,646	$14,138	$(112,165)	$(48,227)	$9,162	$274,554
Share-based payments	-	-	(846)	-	484	-	(362)
Exercise of restricted share units	45	649	(649)	-	-	-	-
Expiry of warrants	-	-	(78)	-	78	-	-
Expiry of stock options	-	-	(365)	-	365	-	-
Currency translation adjustment	-	-	-	13,965	-	-	13,965
Net loss for the year	-	-	-	-	(30,343)	(2,015)	(32,358)
Balance at December 31, 2023	64,051	$412,295	$12,200	$(98,200)	$(77,643)	$7,147	$255,799

Balance at December 31, 2023	64,051	$412,295	$12,200	$(98,200)	$(77,643)	$7,147	$255,799
Share-based payments	-	-	890	-	431	-	1,321
Exercise of restricted share units	61	693	(693)	-	-	-	-
Expiry of stock options	-	-	(544)	-	544	-	-
Currency translation adjustment	-	-	-	(35,327)	-	-	(35,327)
Net loss for the year	-	-	-	-	(49,828)	(737)	(50,565)
Balance at December 31, 2024	64,112	$412,988	$11,853	$(133,527)	$(126,496)	$6,410	$171,228

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 3
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Annual Consolidated Statements of Cash Flows

		Years ended
		December 31,
	Notes	2024	2023
Operating Activities
Net loss for the year		$(50,565)	$(32,358)
Depreciation		28,675	29,250
Share-based payments	14	1,321	(362)
Unrealized foreign exchange loss (gain)		12,112	(509)
Loss on sale of vanadium assets		-	156
Finance costs	24	9,460	9,630
Interest income		(1,523)	(2,018)
Write-down of inventory	5	18,475	4,068
Derecognition of property, plant and equipment		1,092	-
Write-down of vanadium assets		1,119	4,862
Revenues subject to refund	23	13,638	-
Inventory subject to return	23	(12,804)	-
Income tax (recovery) expense	17(a)	(2,813)	88
Deferred income tax recovery	17(a)	(17,867)	(2,786)
Income tax refund (paid)		2,914	(686)
Cash Provided Before Working Capital Items		3,234	9,335
Change in amounts receivable		14,095	(3,861)
Change in inventory		(5,845)	1,293
Change in prepaid expenses		(278)	7,961
Changes in accounts payable and provisions		(383)	4,614
Change in deferred revenue		336	1,855
Net Cash Provided by Operating Activities		11,159	21,197
Financing Activities
Receipt of debt	11	44,355	70,000
Repayment of debt	11	(27,075)	(35,000)
Interest paid		(6,301)	(7,065)
Interest received		1,483	2,014
Lease payments		(600)	(580)
Change in restricted cash		182	(242)
Net Cash Provided by Financing Activities		12,044	29,127
Investing Activities
Intangible assets		-	(157)
Mine properties, plant and equipment		(42,226)	(53,546)
Purchase of vanadium assets		-	(10,115)
Sale of vanadium assets		-	933
Net Cash Used in Investing Activities		(42,226)	(62,885)
Effect of foreign exchange on cash		(1,585)	804
Net Change in Cash		(20,608)	(11,757)
Cash position - beginning of the year		42,714	54,471
Cash Position - end of the year		$22,106	$42,714

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 4
--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

1) Nature of operations and going concern

Largo Inc. ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's high-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the ramp up of its ilmenite concentrate plant and has signed binding agreements to complete a transaction for its U.S.-based clean energy business, including its vanadium flow battery technology. Refer to note 6. While the Company's Maracás Menchen Mine is producing vanadium products, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 100 King Street West, Suite 1600, Toronto, Ontario, Canada M5X 1G5.

These consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities in the normal course of business. In making the assessment that the Company is a going concern, management has taken into account all available information about the future, which is at least, but not limited to, 12 months from December 31, 2024.

The Company incurred a net loss of $50,565 for the year ended December 31, 2024 (year ended December 31, 2023 - $32,358) and had a working capital deficit (current assets less current liabilities) of $20,972 (December 31, 2023 - surplus of $94,668), which includes $74,780 in debt maturing within the next twelve months. The Company has experienced declining operating results and cash flows over the course of the last year as a result of declining vanadium prices and increased costs. Since December 31, 2023, vanadium prices have declined by over 15%, which has a significant impact on the Company's cashflows. The Company has implemented changes to address underlying operating issues and during 2024, announced a number of initiatives at its Maracás Menchen Mine that the Company believes will reduce its operating costs and are required in order to generate positive cash flows from operating activities. There can be no assurance that these initiatives will be successful.

The Company will require additional sources of capital to repay its liabilities and fund operations. The Company is actively pursuing various alternatives to increase its liquidity and capital resources, including refinancing of its existing debt facilities and obtaining additional debt facilities, which could be provided by banks, private capital providers and/or institutional investors. There can be no assurance that the Company will be able to secure additional funding on terms acceptable to the Company, or at all, or be able to successfully implement strategic alternatives.

Due to material uncertainties surrounding future vanadium prices, the Company achieving positive cash flows from operating activities within the next twelve months if current vanadium prices persist or decline, and the Company's ability to raise additional financing to satisfy the repayment of debt maturing within the next twelve months, it is not possible to predict the success of the Company's efforts in this regard. These factors indicate the existence of material uncertainties that cast substantial doubt about the Company's ability to continue as a going concern.

These consolidated financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. The material accounting policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS effective as at December 31, 2024.

The consolidated financial statements were approved by the Board of Directors of the Company on March 28, 2025.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 5

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

3) Basis of preparation, material accounting policies, and future accounting changes

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value and certain inventory balances carried at net realizable value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

These consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

The Company adopted the following IFRS amendments in 2024, which did not have a material effect on these consolidated financial statements.

  Amendments to IAS 1 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current;
  Amendments to IAS 1 Presentation of Financial Statements - Non-current Liabilities with Covenants, clarifying the classification, presentation and disclosure requirements in the standard for noncurrent liabilities with covenants;
  Amendments to IFRS 16 Leases - Lease Liability in a Sale and Leaseback, clarifying subsequent measurement requirements for sale and leaseback transactions for seller-lessees; and
  Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures - Supplier Finance Arrangements, adding disclosure requirements that require entities to provide qualitative and quantitative information about supplier finance arrangements.

a) Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

The consolidated financial statements include the financial condition and results of operations of the Company and its subsidiaries as outlined below.

		December 31,
	Property				Accounting
Name	(Country)	2024	2023	Arrangement	Method
Largo Vanádio de Maracás S.A.	Maracás Menchen Mine (Brazil)	99.94%	99.94%	Subsidiary	Consolidation
Largo Titânio Ltda.	N/A (Brazil)	100%	100%	Subsidiary	Consolidation
Largo Commodities Trading Ltd.	N/A (Ireland)	100%	100%	Subsidiary	Consolidation
Largo Resources USA Inc.	N/A (USA)	100%	100%	Subsidiary	Consolidation
Largo Clean Energy Corp.	N/A (USA)	100%	100%	Subsidiary	Consolidation
Largo Physical Vanadium Corp.	N/A (Canada)	65.70%	65.70%	Subsidiary	Consolidation

b) Functional and presentation currency

The consolidated financial statements are presented in U.S. dollars which is the functional and reporting currency of the Company. The functional currency of the Company's subsidiaries is also the U.S. Dollar, other than its Brazilian subsidiaries, for which it is the Brazilian Real. The Company reconsiders the functional currency of its operations if there is a change in events and conditions which determine the primary economic environment. This is a significant judgment considering the significance of the revenues and costs to the Company's activities, and the primary economic environments in which the Company and its subsidiaries operate.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items denominated in foreign currencies are translated at the rates prevailing on the transaction dates. Income and expenses are translated at the average exchange rates for the period where these approximate the rates on the dates of transactions.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 6

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Exchange differences are recognized in the consolidated statements of income (loss) and comprehensive income (loss) in the period in which they arise. All other foreign exchange gains and losses are presented in the consolidated statements of income (loss) and comprehensive income (loss) within "foreign exchange (loss)".

The financial statements of subsidiaries that do not have the U.S. dollar as the functional currency are translated into U.S. dollars as follows: assets and liabilities - at the closing rate at the date of the statement of financial position; income and expenses - at the average rate for the period (if this is considered a reasonable approximation to actual rates) or at the rate on the date of transaction. All resulting changes are recognized in other comprehensive income (loss) as foreign currency translation adjustments.

c) Material accounting policies

1. Inventories

Finished products inventory, work-in-process inventory and stockpiles are measured at the lower of weighted average production cost or average purchase cost and net realizable value. Warehouse materials are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form and variable selling expenses. The Company's vanadium and ilmenite products are accounted for as finished products inventory.

Production costs include the cost of materials, labour, mine site production overheads, depreciation and conversion costs to the applicable stage of processing. Costs for shared processes are allocated between vanadium and ilmenite inventory through consideration of the estimated net realizable values of the two products.

The cost of ore stockpiles is increased based on the related current cost of production for the period and decreased using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories in the consolidated statement of financial position based on the period of planned usage.

Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses provisions where there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of mine properties, plant and equipment.

2. Vanadium assets

Vanadium assets are the quantities of vanadium owned by Largo Physical Vanadium Corp. ("LPV"), or owned by another Largo entity pending future transfer to LPV, that are intended to be held for long-term price appreciation. This differs from the quantities held for sale to customers that are recognized as finished products inventory. Vanadium assets are measured at cost less accumulated impairment losses. The initial cost of vanadium assets comprises its purchase price or cost of production. Purchased vanadium assets are recognized on the date that control of the vanadium asset passes to the Company.

3. Mine properties, plant and equipment

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire or construct the asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use. The capitalized value of a right of use asset is also included within mine properties, plant and equipment.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 7

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for costs which qualify for capitalization relating to mining asset additions or improvements, or mineable reserve development.

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

4. Depreciation

Effective from the point an asset is available for its intended use, mine properties, plant and equipment are depreciated using either the straight line, or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation and amortization are determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of mine properties, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of- production calculation prospectively. In 2024 and 2023, the Company has not incorporated any non- reserve material in its depreciation calculations on a units-of-production basis. Life of Mine ("LOM") plans are typically developed annually and are based on management's current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site. Any change in the useful life is adjusted prospectively.

The estimated useful lives for buildings, machinery and equipment ranges from 10 to 30 years. Office equipment and computers are depreciated using the straight-line method, with estimated useful lives of 5 years and 3 years, respectively. Vehicles are depreciated using the declining balance method using a rate of 20%.

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to production inventories or ore stockpiles. Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method. Capitalized borrowing costs are amortized over the useful life of the related asset. Residual values, useful lives and amortization methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

5. Impairment of non-financial assets

The carrying values of capitalized exploration and evaluation properties, development properties, mine properties, plant and equipment, vanadium assets and other intangible assets are assessed by management for impairment when indicators of such impairment exist. If any indication of impairment exists an estimate of the asset's recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs of disposal ("FVLCD") of the asset and the asset's value in use ("VIU").

Impairment is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets of the Company are grouped together into cash generating units ("CGUs") for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other groups of assets. This generally results in the Company evaluating its non-financial assets on a mine or project basis.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 8

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

If the carrying amount of the asset or CGU exceeds its recoverable amount, the asset or CGU is impaired, and an impairment loss is charged to the consolidated statement of income (loss) and comprehensive income (loss) so as to reduce the carrying amount to its recoverable amount.

6. Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and FVLCD. If the FVLCD is lower than the carrying amount, an impairment loss is recognized in the consolidated statements of income (loss) and comprehensive income (loss). Non- current assets are not depreciated once classified as held for sale and assets and liabilities classified as held for sale are presented separately as current items in the consolidated statements of financial position.

7. Revenues

Revenues include sales of vanadium products and ilmenite products and will include the sale of a vanadium flow battery in future periods. The Company's three principal vanadium products are vanadium pentoxide ("V2O5"), ferrovanadium ("FeV"), and vanadium trioxide ("V2O3"). The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of vanadium products to third parties, and also from the sale of ilmenite to third parties. Delivery of the vanadium and ilmenite product is considered to be the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.

For contracts that are assessed as being a sale with a right of return, revenues are recognized to the extent that it is highly probably that a significant reversal in the amount of the cumulative revenue recognized will not occur. Therefore, the amount of revenues recognized is adjusted for this constrained variable consideration. In these circumstances, a refund liability ("revenues subject to refund") and a right to recover returned goods asset ("inventory subject to return") are recognized. Inventory subject to return is measured at the former carrying amount of the inventory less any expected costs to recover the vanadium.

The Company reviews its assessment of constraints on variable consideration at each reporting date and updates the amounts of the asset and liability accordingly.

The Company assessed the terms of its 10-year off-take agreement for the purchase of vanadium products and concluded that it will be acting as a principal, and not as an agent. Accordingly, revenues from the sale of these purchased vanadium products will be accounted for in accordance with the policy above.

Revenues are recognized on the sale of vanadium flow batteries as the Company satisfies the performance obligations in its contracts. For the Company's current vanadium flow battery contract, the performance obligation is assessed to be the acceptance of the installed vanadium flow battery by the customer.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 9

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

8. Deferred revenue

Deferred revenue is recognized in the consolidated statement of financial position when a cash prepayment is received from a customer prior to the recognition of revenue. Revenue is subsequently recognized in the consolidated statement of income (loss) and comprehensive income (loss) when control has been transferred to the customer. The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

9. Taxation

Income and deferred income tax expense or recovery is comprised of current and deferred tax. Current and deferred taxes are recognized in the consolidated statement of income (loss) and comprehensive income (loss) except to the extent that they relate to an asset acquisition, or items recognized directly in equity or in other comprehensive income (loss). The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether it is probable that additional taxes will be due.

• Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using the tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of the previous years.

• Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 10

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

10. Financial instruments

Financial instruments are recognized on the consolidated statement of financial position on the trade date, the date on which the Company or its subsidiaries become party to the contractual provisions of the financial instrument. All financial instruments are required to be classified and measured at fair value on initial recognition. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income (loss) and comprehensive income (loss). Certain financial instruments are recorded at fair value in the consolidated statement of financial position.

Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Amortized cost

Amounts receivable are classified as and measured at amortized cost using the effective interest rate ("EIR") method, less expected credit losses. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. EIR amortization is included in finance costs in the consolidated statement of income (loss) and comprehensive income (loss).

Non-derivative financial liabilities

Accounts payable and accrued liabilities, debt, and other long-term liabilities are classified as and accounted for at amortized cost, using the EIR method. The amortization of any long-term debt issue costs is calculated using the EIR method. Gains and losses are recognized in the consolidated statement of income (loss) and comprehensive income (loss) when the liabilities are derecognized, as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Impairment of financial assets

The Company recognizes loss allowances for expected credit losses ("ECLs") on its financial assets measured at amortized cost. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company's historical experience and informed credit assessment and including forward-looking information. The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 60 days past due and considers a financial asset to be in default if it is more than 120 days past due. The Company does not have a history of any defaults or non-collections.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 11

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls, which is the difference between the cash flows due to the Company and the cash flows expected to be received.

11. Provisions

• General

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income (loss) and comprehensive income (loss), net of any reimbursements received, or virtually certain to be received. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

• Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings ponds, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the asset is installed or the ground / environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the consolidated statement of income (loss) and comprehensive income (loss). Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. For closed sites, changes to estimated costs are recognized immediately in the consolidated statement of income (loss) and comprehensive income (loss).

12. Loss per share

Loss per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding stock options, warrants and restricted share units, in the weighted average number of common shares outstanding during the period, if dilutive. In the Company's case, diluted loss per share is the same as basic loss per share in the current period presented as the effects of including all convertible securities would be anti-dilutive. If the number of ordinary or potential ordinary shares outstanding increases as a result of a capitalization, bonus issue or share split, or decreases as a result of a reverse share split, the calculation of basic and diluted earnings per share for all periods presented shall be adjusted retrospectively. If these changes occur after the reporting period but before the financial statements are authorized for issue, the per share calculations for those and any prior period financial statements presented shall be based on the new number of shares.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 12

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

d) Critical judgments and estimation uncertainties

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are based on management's best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ from the amounts included in the consolidated financial statements.

The following are the critical judgments and areas involving estimates that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

1. Assessment of variable consideration

The assessment of constraints over variable consideration for sales with a right of return includes an assessment of whether it is highly probably that a significant reversal in the amount of the cumulative revenue recognized will not occur. This includes consideration of market factors that are outside of the Company's control. The amount of revenues recognized is adjusted for variable consideration that is considered to be constrained by not satisfying the highly probable threshold.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 13

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

The Company reviews its assessment of constraints on variable consideration at each reporting date and updates the amounts of the asset and liability accordingly. Changes in this assessment could have a material effect in the future on the Company's results of operations. Refer to note 23.

2. Determination of net realizable value

The Company carries its inventory at the lower of cost and net realizable value. The Company estimates the selling price of its finished products inventory through reference to applicable index prices for vanadium and ilmenite and applies any premiums or discounts in accordance with contract terms.

3. Determination of mineral reserve and resource estimates

The estimates for mineral reserves and mineral resources are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves and resources. The assessment involves geological and geophysical studies and economic data and the reliance on a number of assumptions. The estimates of the reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve and resource estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production.

A number of accounting estimates are impacted by the mineral reserve and resource estimates:

• Capitalization and depreciation of stripping costs;

• Determination of the useful life of mine properties, plant and equipment and measurement of the depreciation expense;

• Impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs; and

• Estimates of the timing of outlays for environmental rehabilitation obligations.

A change in the original estimate of reserves and resources could have a material effect in the future on the Company's financial position and its financial performance.

4. Valuation of mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets

The Company carries its mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets at cost less accumulated depreciation and any provision for impairment.

The Company undertakes a review of the carrying values of mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and, for mine properties, discounted net future cash flows.

In undertaking the assessment of whether impairment indicators exist, management is required to apply significant judgment in assessing whether changes to certain external and internal factors would be considered an indicator of impairment. Internal and external factors, such as (i) changes in future production and sales volumes; (ii) changes in quantity and grade of the recoverable reserves and resources; (iii) changes in vanadium prices, capital and operating costs; (iv) the Company's market capitalization and (v) changes in discount rates, are evaluated by management in determining whether there are any indicators of impairment. Estimated quantities and grades of the recoverable reserves and resources are based on information compiled by qualified persons (management's experts).

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 14

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, reserve and resource quantities, metal prices, future capital and operating costs, discount rates and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the Company's mine properties, plant and equipment (see note 8) and other intangible assets (see note 7).

December 31, 2023

At December 31, 2023, the decline in the Company's market capitalization and significant deficit compared with the carrying amount of the Company's net assets was considered by the Company to be an indicator of impairment for the Company's Mine Properties and Clean Energy CGUs.

An impairment test was performed for the Mine Properties CGU and it was determined that its estimated recoverable amount exceeded its carrying amount and no impairment charge was required.

The recoverable amount of the Mine Properties CGU was determined by calculating the FVLCD. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD were reserves and resources, the life-of-mine production profile, future capital and operating expenditures, future vanadium and ilmenite prices, future foreign exchange rates and the discount rate. The estimate of future cash flows was derived from an updated life-of-mine plan. Management estimated vanadium prices based on current pricing data and anticipated market supply and demand dynamics, and used an estimated vanadium price of $6.68 per pound for 2024, increasing to $8.50 per pound for 2027 onwards. An estimated ilmenite price of $200 per tonne for 2024 was used, increasing to $213 per tonne in 2027 onwards. The future cash flows used to calculate the FVLCD were discounted using a real weighted average cost of capital of 10.5%.

An impairment test was performed for the Clean Energy CGU and it was determined that, based on market indications, its estimated recoverable amount exceeded its carrying amount and no impairment charge was required.

December 31, 2024

At December 31, 2024, no indicators of impairment were identified for the Company's Mine Properties and Clean Energy CGUs as a result of the new technical report.

5. Estimates of provisions for environmental rehabilitation

The Company has obligations for environmental rehabilitation related to its mine and development properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the Brazilian laws and regulations under which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.

As the estimate of obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of environmental rehabilitation provision. The environmental rehabilitation provisions are more uncertain the further into the future the mine closure activities are to be carried out.

The Company's policy for recording reclamation and other closure provisions is to establish provisions for future costs based on the present value of the future cash flows required to satisfy the environmental obligations based on Brazilian laws and regulations. This provision is updated as the estimate for future closure costs change. The amount of the present value of the provision is added to the cost of the related development asset or mine property and will be depreciated over the life of the mine. The provision is accreted to its future value over the life of mine through a charge to finance costs in the consolidated statement of income (loss) and comprehensive income (loss). Refer to note 12(c).

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 15

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

e) Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual reporting periods beginning after January 1, 2025 and earlier adoption is permitted. However, the Company has not early adopted the following new accounting standard in preparing these consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

• Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities' net profit will not change.

• Management-defined performance measures ("MPMs") are disclosed in a single note in the financial statements.

• Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

These amendments apply for annual reporting periods beginning on or after January 1, 2026 and clarify both the classification of financial assets linked to environmental, social and governance as well as the timing in which a financial asset or financial liability is derecognized when using electronic payment systems.

The Company is still in the process of assessing the impacts that this new standard and amendments will have on the Company's consolidated financial statements.

4) Amounts receivable

	December 31,	December 31,
	2024	2023
Trade receivables (note 22(b))	$5,471	$19,080
Current taxes recoverable - Brazil	4,171	5,348
Current taxes recoverable - Other	71	1,142
Other receivables	28	28
Total	$9,741	$25,598

5) Inventory

	December 31,	December 31,
	2024	2023
Finished products - Vanadium	$35,083	$43,582
Finished products - Ilmenite	1,040	672
Work-in-process	606	1,802
Stockpiles	490	1,328
Warehouse materials	10,319	14,181
Total	$47,538	$61,565

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 16

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

During the year ended December 31, 2024, the Company recognized a net realizable value write-down of $13,897 for vanadium finished products (year ended December 31, 2023 - $3,603), $4,340 for ilmenite finished products (year ended December 31, 2023 - $444) and $238 for warehouse materials (year ended December 31, 2023 - $21).

6) Assets and liabilities held for sale

On March 12, 2024, the Company and Stryten Energy LLC ("Stryten") (together the "Parties") signed a non- binding letter of intent to establish a new venture, owned equally by each of the Parties, that would combine the Company's Largo Clean Energy ("LCE") business with Stryten's vanadium redox flow battery business. Discussions advanced significantly and on December 18, 2024, the Parties signed binding transaction agreements to establish a joint venture, Storion Energy, LLC ("Storion"), with the following key terms upon closing of the transaction:

• Each of LCE and Stryten will contribute certain of their vanadium flow battery-related assets and liabilities to Storion;

• Stryten will pay $1,000 directly to LCE and contribute a total of $6,000 over time to Storion for the purpose of funding Storion's operations;

• LCE and Stryten will each hold a 50% equity interest in Storion, with customary pre-emption rights and certain other anti-dilution protections;

• Board representation of Storion will be generally proportional to ownership, with Stryten holding one additional seat so long as LCE and Stryten hold similar ownership interests; and

• Largo and Storion will enter into a separate supply agreement providing Storion a right of first offer, subject to certain terms and conditions, to purchase vanadium products from Largo.

At December 31, 2024, the Company performed an assessment in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and concluded that at that date, certain non-current assets and liabilities contained within the clean energy segment (refer to note 19) met the criteria to be classified as held for sale. This includes items of inventory, other intangible assets (intellectual property), mine properties, plant and equipment ("MPPE") and the lease liability related to the leased premises.  The transaction closed on January 31, 2025.

Upon classification of certain assets as held for sale, these assets were remeasured to the lower of their carrying amount and FVLCD, with no impairment charges required to be recognized.

The liabilities held for sale balance of $962 relates to the total lease liability (current and non-current).

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 17

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

7) Other intangible assets

At December 31, 2024, the remaining estimated useful life of capitalized software costs was 3 years (December 31, 2023 - 4 years).

	Intellectual
	Property	Software	Total
Cost
Balance at December 31, 2022	$4,366	$4,041	$8,407
Additions	-	166	166
Balance at December 31, 2023	$4,366	$4,207	$8,573
Classified as held for sale (note 6)	(4,366)	-	(4,366)
Balance at December 31, 2024	$-	$4,207	$4,207
Accumulated Depreciation
Balance at December 31, 2022	$873	$271	$1,144
Depreciation	437	839	1,276
Balance at December 31, 2023	$1,310	$1,110	$2,420
Depreciation	218	842	1,060
Classified as held for sale	(1,528)	-	(1,528)
Balance at December 31, 2024	$-	$1,952	$1,952
Net Book Value
At December 31, 2023	$3,056	$3,097	$6,153
At December 31, 2024	$-	$2,255	$2,255

8) Mine properties, plant and equipment

At December 31, 2024 and December 31, 2023, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, a third party receives a 2% NSR in the Maracás Menchen Mine.

	Building and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Cost
Balance at December 31, 2022	$6,388	$321	$106,455	$180,303	$29,424	$322,891
Additions	175	-	25,501	6,329	21,423	53,428
Credits received	(555)	-	-	-	-	(555)
Disposals	(370)	-	-	(2,326)	-	(2,696)
Reclassifications	-	-	-	41,902	(41,902)	-
Effects of changes in foreign exchange rates	51	25	7,138	13,853	2,826	23,893
Balance at December 31, 2023	$5,689	$346	$139,094	$240,061	$11,771	$396,961

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 18

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

	Building and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Additions	1	-	13,666	10,492	14,429	38,588
Disposals	(10)	-	-	(4,664)	-	(4,674)
Assets held for sale (note 6)	(4,894)	-	-	(5,679)	-	(10,573)
Reclassifications	-	-	-	9,007	(9,007)	-
Effects of changes in foreign exchange rates	(116)	(76)	(26,796)	(53,236)	(3,483)	(83,707)
Balance at December 31, 2024	$670	$270	$125,964	$195,981	$13,710	$336,595
Accumulated Depreciation
Balance at December 31, 2022	$1,575	$265	$38,746	$107,068	$-	$147,654
Depreciation	1,324	13	8,473	18,801	-	28,611
Disposals	(370)	-	-	(2,326)	-	(2,696)
Effects of changes in foreign exchange rates	(74)	20	2,515	8,755	-	11,216
Balance at December 31, 2023	$2,455	$298	$49,734	$132,298	$-	$184,785
Depreciation	455	12	14,158	16,967	-	31,592
Disposals	(10)	-	-	(4,664)	-	(4,674)
Assets held for sale (note 6)	(2,365)	-	-	(2,401)	-	(4,766)
Effects of changes in foreign exchange rates	(71)	(67)	(10,608)	(30,352)	-	(41,098)
Balance at December 31, 2024	$464	$243	$53,284	$111,848	$-	$165,839
Net Book Value
At December 31, 2023	$3,234	$48	$89,360	$107,763	$11,771	$212,176
At December 31, 2024	$206	27	$72,680	$84,133	$13,710	$170,756

Of the additions noted above, $37,028 related to the Mine Properties segment (year ended December 31, 2023 − $47,519) and $34 related to the Clean Energy segment (year ended December 31, 2023 − $85).

9) Leases

	Year ended
	December 31,	December 31,
	2024	2023
Recognized in the consolidated statements of income (loss) and comprehensive income (loss):
Interest on lease liabilities (note 24)	$37	$52
Variable lease payments not included in the measurement of lease liabilities	$28,937	$17,090
Expenses relating to short-term leases	$1,045	$958

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 19

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

	Year ended
	December 31,	December 31,
	2024	2023
Recognized in the consolidated statements of cash flows:
Operating activities	$24,421	$14,920
Financing activities	600	580
Total cash outflow for leases	$25,021	$15,500

The Company's contract with its mining contractor, which began on September 1, 2022 and runs until August 31, 2025, was assessed to contain a lease. The contractual payments are variable in that they are directly linked to operational volumes and distances. Accordingly, these payments were excluded from the measurement of the lease liability and the right-of-use asset, with no resulting lease liability or right-of-use asset. The variable lease payments are recognized in operating costs (note 24) in the consolidated statements of income (loss) and comprehensive income (loss).

At December 31, 2024 and December 31, 2023, the Company had one right-of-use asset and lease liability.

Right-of-use assets

Mine properties, plant and equipment (note 8) includes a leased building recognized as a right-of-use asset. At December 31, 2024, this was reclassified to assets held for sale (note 6).

	Buildings	Total
Cost
Balance at December 31, 2023	$2,723	$2,723
Reclassified to assets held for sale (note 6)	(2,723)	(2,723)
Balance at December 31, 2024	$-	$-
Accumulated Depreciation
Balance at December 31, 2023	$1,404	$1,404
Depreciation	255	255
Reclassified to assets held for sale (note 6)	(1,659)	(1,659)
Balance at December 31, 2024	$-	$-
Net Book Value
At December 31, 2023	$1,319	$1,319
At December 31, 2024	$-	$-

Lease liabilities

	December 31,	December 31,
	2024	2023
Maturity analysis - contractual undiscounted cash flows:
Less than one year	$618	$600
One to five years	367	985
Total undiscounted lease liabilities (related to assets held for sale)	$985	$1,585

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 20

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

	December 31,	December 31,
	2024	2023
Lease liabilities included in the consolidated statements of financial position:
Current (reclassified to liabilities held for sale (note 6))	$-	$600
Non-current (reclassified to liabilities held for sale (note 6))	$-	$925

10) Accounts payable and accrued liabilities

	December 31,	December 31,
	2024	2023
Accounts payable	$21,662	$25,314
Accrued liabilities	6,228	4,531
Accrued financial costs	2,567	1,543
Other taxes	813	775
Total	$31,270	$32,163
Current	$31,270	$31,439
Non-current	-	724
Total	$31,270	$32,163

11)  Debt

	December 31,	December 31,
	2024	2023
Total debt	$92,280	$75,000

		Cash flows
	December 31,			December 31,
	2023	Proceeds	Repayment	2024
Total debt	$75,000	$44,355	$(27,075)	$92,280
Total liabilities from financing activities	$75,000	$44,355	$(27,075)	$92,280

		Cash flows
	December 31,			December 31,
	2022	Proceeds	Repayment	2023
Total debt	$40,000	$70,000	$(35,000)	$75,000

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 21

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Credit facilities

	Interest rate
	(p.a.)	Current	Non-current	Total
October 2022 facility	8.51%	$20,000	$-	$20,000
January 2023 facility	8.51%	$10,000	$-	$10,000
September 2023 facility	8.75%	$7,500	$7,500	$15,000
October 2023 facility	8.95%	$10,000	$10,000	$20,000
December 2023 facility	10.45%	$10,000	$-	$10,000
Working capital facility	9.00%	$9,235	$-	$9,235
Inventory financing facilities	See below	$8,045	$-	$8,045
		$74,780	$17,500	$92,280

In October 2022, the Company secured a debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due for repayment at maturity. In addition to a fee of 0.80%, accrued interest at a rate of 8.51% p.a. is to be paid every six months.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% p.a. and an initial fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually.

In September 2023, the Company secured a new $15,000 debt facility with a bank in Brazil and repaid in full an existing $15,000 facility. This new facility is for three years, with four equal principal repayments due semi- annually after a grace period of 540 days. Accrued interest at a rate of 8.75% p.a. is to be paid every six months.

In October 2023, the Company secured a three-year debt facility of $20,000, bearing interest at 8.95% p.a. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. This new facility was used to repay in full an existing $20,000 facility.

In December 2023, the Company secured a two-year debt facility of $10,000, with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% p.a. is to be paid at maturity.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% p.a., with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% p.a.. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate.

In May 2024, a further working capital debt facility with a term of 60 days was secured with another bank in Brazil for a total limit of $2,000 and an interest rate of 8.65% p.a. The Company received $1,914 from this facility in May 2024 and it was repaid in full in July 2024. In August 2024, the Company received $1,799 from this facility and it was repaid in full in October 2024.

On June 25, 2024, the Company signed an inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until December 31, 2025 for the receipt of funds and a further four months for the repayment of amounts received, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 100 days. Amounts repaid include a commission fee of 1%, interest at a rate of the one month U.S. Secured Overnight Financing Rate ("SOFR") plus 3.0% and other direct costs. The Company began drawing down on this facility in July 2024.

On July 5, 2024, the Company signed an additional inventory financing agreement for up to $10,000. Under the terms of this facility, which has a term until June 30, 2026, the Company can use its vanadium finished products inventory to secure drawdowns of up to $10,000 for a maximum period of 90 days. Amounts repaid include a commission fee of 1%, interest costs and other direct costs. The Company began drawing down on this facility in July 2024.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 22

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

At December 31, 2024, the total outstanding balance on the two inventory financing facilities was $8,045.

12) Provisions

a) Provision for litigation claims

By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. Following a further ruling in late 2024 from a higher court in Brazil regarding interest and other payment terms, at December 31, 2024, the Company recognized a provision of R$16,058 ($2,593) in the current portion of provisions (December 31, 2023 - $6,012). Refer to note 20. At December 31, 2024, the Company recognized a total provision of $3,060 for legal proceedings (December 31, 2023 - $6,447), including a provision of $466 (December 31, 2023 - $435) for labour matters.

At December 31, 2024, the Company recognized a provision of $453 (December 31, 2023 - $453) for contract penalties expected to be incurred within the next 12 months.

b) Provision for environmental compensation

In accordance with the terms of the Company's environmental license for its Maracás Menchen Mine, the Company recognized a provision for future social and environmental compensation. Following the direction of the Secretary of the Environment for the state of Bahia, Brazil, the Company will be required to fund social or environmental projects. At December 31, 2024, the Company recognized a provision of $312, with the full $312 expected to be incurred within the next 12 months (December 31, 2023 - $398).

c) Provision for closure and reclamation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the provision for closure and reclamation associated with the retirement of the Company's projects:

	Maracás	Currais
	Menchen	Novos
	Mine	Tungsten	Total
Balance at December 31, 2022	$3,664	$526	$4,190
Changes in estimated cash flows and discount rates	1,484	(29)	1,455
Accretion	237	33	270
Effect of foreign exchange	327	41	368
Balance at December 31, 2023	$5,712	$571	$6,283
Changes in estimated cash flows and discount rates	(3,891)	(38)	(3,929)
Accretion	284	30	314
Effect of foreign exchange	(967)	(124)	(1,091)
Balance at December 31, 2024	$1,138	$439	$1,577

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 23

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

The Company makes a provision for the future cost of rehabilitating mine sites and related production facilities on a discounted basis on the development of mines or installation of those facilities. The rehabilitation provision represents the present value of estimated future rehabilitation costs relating to mine sites. These provisions have been created based on the Company's internal estimates. Assumptions, including a real discount rate of 7.34% (December 31, 2023 - 5.56%), have been made which management believes are a reasonable basis upon which to estimate the future liability.

The provision for closure and reclamation of the Maracás Menchen Mine at December 31, 2024 is based on total anticipated undiscounted cash outflows of R$73,711 ($11,904) (December 31, 2023 - R$73,943 ($15,273)) and is expected to be incurred between 2056 and 2061 (December 31, 2023 - between 2041 and 2045).

The provision for closure and reclamation of the Currais Novos Tungsten project at December 31, 2024 is based on anticipated undiscounted cash outflows of approximately R$3,555 ($574) (December 31, 2023 - R$3,390 ($700)), with reclamation expected to be incurred between 2027 and 2031 (December 31, 2023 - between 2026 and 2030).

13) Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Year ended		Year ended
	December 31, 2024		December 31, 2023
	Number of		Number of
	Shares	Cost	Shares	Cost
Balance, beginning of the year	64,051	$412,295	64,006	$411,646
Exercise of restricted share units (note 14)	61	693	45	649
Balance, end of the year	64,112	$412,988	64,051	$412,295

14) Equity reserves

During the year ended December 31, 2024, the Company recognized a net share-based payment expense related to the vesting and forfeiture of stock options and RSUs granted to the Company's directors, officers, employees and consultants of $1,321 (year ended December 31, 2023 - expense recovery of $362). The total share-based payment amount was charged to operations.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 24

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

	RSUs		Options				Warrants
				Weighted				Weighted
				average				average
				exercise				exercise			Total
	Number	Value	Number		price	Value	Number		price	Value	value
December 31, 2022	200	$1,440	1,008	C$	12.55	$5,899	342	C$	13.00	$6,799	$14,138
Granted[1]	230	891	424		6.60	901	-		-	-	1,792
Exercised	(63)	(649)	-		-	-	-		-	-	(649)
Expired	-	-	(29)		(24.00)	(365)	-		-	-	(365)
Forfeited	(150)	(852)	(513)		(11.26)	(1,786)	(14)		-	(78)	(2,716)
December 31, 2023	217	$830	890	C$	10.08	$4,649	328	C$	13.00	$6,721	$12,200
Granted[1]	-	308	1,618		2.51	1,504	-		-	-	1,812
Exercised	(83)	(693)	-		-	-	-		-	-	(693)
Expired	-	-	(32)		(30.40)	(544)	-		-	-	(544)
Forfeited	(64)	(205)	(332)		(6.22)	(717)	-		-	-	(922)
December 31, 2024	70	$240	2,144	C$	4.66	$4,892	328	C$	13.00	$6,721	$11,853

1. Value includes amounts relating to all outstanding grants.

a) RSUs

During the year ended December 31, 2024, the Company granted nil RSUs to officers and employees of the Company.

During the year ended December 31, 2023, the Company granted 230 RSUs to officers and employees of the Company. These RSUs vest over time, with one-third vesting during each of the years 2024, 2025 and 2026.

b) Stock options

The remaining weighted average contractual life of options outstanding at December 31, 2024 was 3.8 years (December 31, 2023 - 3.1 years).

				Weighted		Weighted		Weighted
				average		average		average
		No.	No.	remaining		exercise		grant date
	Range of prices	outstanding	exercisable	life (years)		price		share price
C$	2.51 - 5.00	1,484	688	4.6	C$	2.51	C$	2.51
	5.01 - 10.00	490	366	2.3		6.76		6.76
	15.01 - 19.52	170	157	1.7		17.43		17.43
		2,144	1,211		C$	4.66

During the year ended December 31, 2024, the Company granted 1,618 (year ended December 31, 2023 - 424) stock options with a weighted average exercise price of C$2.51. The options vest over time, with one- third of a grant of 1,066 vesting during each of the three month periods ending September 30, 2025, 2026 and 2027. A grant of 552 vested immediately.

The estimated weighted average grant date fair value for these grants was C$1.46 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate - 3.46% and 3.02%, expected life in years - 5, expected volatility - 66.7% and 66.9%, expected dividends - 0% and expected forfeiture rate - 0%.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 25

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

c) Warrants

No.	No.	Grant	Expiry	Exercise
outstanding	exercisable	Date	Date		price
328	328	12/07/20	12/08/25	C$	13.00
328	328			C$	13.00

15) Non-controlling interest

	December 31,	December 31,
	2024	2023
Balance, beginning of the year	$7,147	$9,162
Net income (loss) attributable to NCI	(737)	(2,015)
Balance, end of the year	$6,410	$7,147

Selected summarized information relating to LPV is provided below, before any intercompany eliminations:

	December 31,	December 31,
	2024	2023
Current assets	$906	$1,713
Non-current assets	18,294	19,508
Total assets	$19,200	$21,221
Current liabilities	(513)	(383)
Total Liabilities	$(513)	$(383)

Vanadium assets includes quantities of FeV, V2O5 and V2O3. The write down at December 31, 2024 was determined through reference to the fair value at that date, which is calculated from the appropriate market prices multiplied by the quantities held. Movements in vanadium assets:

	December 31,	December 31,
	2024	2023
Balance, beginning of the year	$18,674	$14,510
Additions	582	10,944
Disposals	(646)	(1,918)
Write down	(1,119)	(4,862)
Balance, end of the year	$17,491	$18,674

16) Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 2,542 for the year ended December 31, 2024 (year ended December 31, 2023 - 1,435).

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 26

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

17) Taxes

a) Tax recovery

	Year ended
	December 31,	December 31,
	2024	2023
Income tax recovery (expense)	$2,813	$(88)
Deferred income tax recovery	17,867	2,786
Total	$20,680	$2,698

The major items causing the Company's income tax expense to differ from the Canadian combined federal and provincial statutory rate of 26.50% (2023 - 26.50%) were:

	Year Ended
	December 31,	December 31,
	2024	2023
Net loss before tax	$(71,245)	$(35,056)
Expected income tax recovery based on statutory rate	18,880	9,290
Adjustments to expected income tax (expense) recovery:
Permanent differences and other	(2,382)	(641)
Tax effect of unrecognized temporary differences and tax losses	(1,690)	(5,505)
Tax incentives and tax loss benefit not previously recognized	2,914	-
Effect of tax rates in foreign jurisdictions	3,331	(584)
Foreign exchange and other	(373)	138
Income tax recovery	$20,680	$2,698

b) Changes in deferred tax assets and liabilities

	December 31,	December 31,
	2024	2023
Deferred income tax asset	$22,075	$7,495
Net deferred income tax asset	$22,075	$7,495

	Year ended 2023
	December 31,	December 31,
	2024	2023
Net deferred income tax asset, beginning of the year	$7,495	$4,596
Deferred income tax recovery	17,867	2,786
Effect of foreign exchange	(3,287)	113
Net deferred income tax asset, end of the year	$22,075	$7,495

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 27

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

c) Deferred income tax balances

	December 31,	December 31,
	2024	2023
Brazil
Recognized deferred tax assets:
Non-capital losses	$28,493	$18,148
Mine properties	1,235	1,694
Recognized deferred tax liabilities:
Transitional tax regime	(6,985)	(11,806)
Provisions	(4,124)	(3,796)
	$18,619	$4,240
Canada
Recognized deferred tax assets:
Non-capital losses	$3,433	$3,252
U.S.
Recognized deferred tax assets:
Non-capital losses	$1,038	$1,207
Provisions and other	23	3
Recognized deferred tax liabilities:
Mine properties, plant and equipment	(1,038)	(1,207)
	$23	$3

Net deferred income tax asset	$22,075	$7,495

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31,	December 31,
	2024	2023
Canada
Non-capital loss carry-forwards	$32,408	$36,690
Mine properties, plant and equipment	17,574	17,904
Capital losses	12,260	12,260
Vanadium assets	6,608	4,862
Share issue costs	214	324
Ireland
Non-capital loss carry-forwards	$24,715	$19,056
Mine properties, plant and equipment	$1	$1
U.S.
Non-capital loss carry-forwards	$59,845	$48,819
Inventory	7,116	6,435
Provisions and other	1,180	1,374
Mine properties, plant and equipment	501	587

The Company has non-Canadian resident subsidiaries that have undistributed earnings of $504 at December 31, 2024. These undistributed earnings are not expected to be repatriated in the foreseeable future and the Company has control over the timing of such repatriations. Accordingly, taxes that may apply on repatriation have not been provided for.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 28

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

The Company has approximately $17,574 (December 31, 2023 - $17,904) of unrecognized Canadian development and exploration expenditures and $1,235 (December 31, 2023 - $1,694) of unrecognized development costs in Brazil at December 31, 2024, which under certain circumstances can be used to reduce the taxable income of future years.

The non-capital losses in the United States, Brazil and Ireland carry forward indefinitely. The non-capital losses in Canada expire as follows:

Expiry Date	Amount	Expiry Date	Amount	Expiry Date	Amount
2034	$10,710	2038	$11,314	2042	$332
2035	126	2039	13,751	2043	1,261
2036	2,753	2040	35	2044	1,163
2037	3,847	2041	74
					$45,366

18) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Their remuneration was as follows:

	Year ended
	December 31,	December 31,
	2024	2023
Short-term benefits	$2,182	$2,646
Share-based payments	975	595
Termination benefits	1,446	-
Total	$4,603	$3,241

Refer to note 20 for additional commitments with management.

19) Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), clean energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 29

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other		Total
Year ended December 31, 2024
Revenues	$99,708	$111,978	$92,171	$-	$-	$(178,937)		$124,920

Operating costs	(95,462)	(142,551)	(89,002)	-	-	181,197		(145,818)
Professional, consulting and management fees	(2,323)	(1,875)	(6,086)	(5,481)	(521)	(18	) [1]	(16,304)
Foreign exchange loss	(75)	(12,341)	(36)	(27)	(38)	-		(12,517)
Other general and administrative expenses	(585)	1,069	(2,518)	(2,590)	(186)	(619	) [1]	(5,429)
Share-based payments	-	-	(1,321)	-	-	-		(1,321)
Finance costs	(678)	(8,653)	83	(39)	(81)	(92	) [1]	(9,460)
Interest income	48	757	700	-	18	-		1,523
Technology start-up costs	-	-	-	(3,392)	-	-		(3,392)
Write-down of vanadium assets	-	-	-	-	(1,119)	-		(1,119)
Exploration and evaluation costs	-	(2,320)	-	-	-	(8	) [2]	(2,328)
	(99,075)	(165,914)	(98,180)	(11,529)	(1,927)	180,460		(196,165)
Net income (loss) before tax	633	(53,936)	(6,009)	(11,529)	(1,927)	1,523		(71,245)
Income tax recovery (expense)	(101)	2,914	-	-	-	-		2,813
Deferred income tax recovery	19	17,667	181	-	-	-		17,867
Net income (loss)	$551	$(33,355)	$(5,828)	$(11,529)	$(1,927)	$1,523		$(50,565)
Revenues (after inter-segment eliminations)	99,708	24,429	783	-	-	-		124,920
At December 31, 2024
Total non-current assets	$12,832	$169,553	$19,622	$58	$18,325	$4,991		$225,381
Total assets	$53,827	$212,967	$36,194	$8,691	$19,200	$(12,211	) [3]	$318,668
Total liabilities	$31,704	$113,557	$18,095	$6,826	$513	$(23,255	) [4]	$147,440

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 30

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

						Inter-
					Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other		Total
Year ended December 31, 2023
Revenues	$170,878	$154,523	$138,349	$-	$-	$(265,066)		$198,684
Operating costs	(173,463)	(146,211)	(134,167)	-	-	279,083		(174,758)
Professional, consulting and management fees	(1,839)	(3,102)	(8,496)	(8,721)	(859)	(51)		(23,068)
Foreign exchange gain (loss)	75	207	(479)	(36)	50	-		(183)
Other general and administrative expenses	(641)	(2,442)	(3,450)	(4,494)	(186)	(579	) [1]	(11,792)
Share-based payments	-	-	362	-	-	-		362
Finance costs	(30)	(9,561)	150	(56)	(112)	(21	) [1]	(9,630)
Interest income	5	760	1,253	-	-	-		2,018
Technology start-up costs	-	-	-	(6,122)	-	-		(6,122)
Write-down of vanadium assets	-	-	-	-	(4,862)	-		(4,862)
Exploration and evaluation costs	-	(4,937)	-	-	-	(768	) [2]	(5,705)
	(175,893)	(165,286)	(144,827)	(19,429)	(5,969)	277,664		(233,740)
Net income (loss) before tax	(5,015)	(10,763)	(6,478)	(19,429)	(5,969)	12,598		(35,056)
Income tax expense	(88)	-	-	-	-	-		(88)
Deferred income tax
recovery (expense)	(922)	2,145	1,563	-	-	-		2,786
Net income (loss)	$(6,025)	$(8,618)	$(4,915)	$(19,429)	$(5,969)	$12,598		$(32,358)
Revenues
(after inter-segment
eliminations)	$168,603	$26,812	$3,269	$-	$-	$-		$198,684
At December 31, 2023
Total non-current
assets	$696	$189,651	$20,903	$8,895	$19,508	$4,845		$244,498
Total assets	$55,443	$291,410	$77,683	$13,203	$21,221	$(77,339	) [3]	$381,621
Total liabilities	$33,513	$115,072	$56,347	$5,689	$383	$(85,182	) [4]	$125,822

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not part of an operating segment.

2. Amount relating to E&E properties.

20) Commitments and contingencies

At December 31, 2024, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $980 and all payable within one year. These contracts also require that additional payments of up to approximately $1,299 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 31

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products the third party produces. The first delivery occurred in December 2023 and the Company is committed to the purchase of 570 tonnes of V2O5 the third party produces in 2025, with the Company having a right of first refusal over additional amounts.

The Company's Largo Clean Energy business is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter. Refer to note 8 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between February 28, 2025 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $90, including $49 due within one year.

At the Company's Maracás Menchen Mine the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of December 31, 2024 of $3,734. At Largo Clean Energy this is $70.

Refer to note 12(a) for further commitments and contingencies.

21) Capital management

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, whilst maximizing the return to shareholders.

In the management of capital, the Company includes the components of shareholders' equity and debt. The Company manages the capital structure and makes adjustments thereto in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets, attempt to obtain additional debt financing or repay debt facilities.

	December 31,	December 31,
	2024	2023
Equity attributable to owners of the Company	$164,818	$248,652
Debt	92,280	75,000
	$257,098	$323,652

There were no changes in the Company's capital management strategy during the year ended December 31, 2024 compared to the previous year.

22) Financial instruments

Financial assets and financial liabilities at December 31, 2024 and December 31, 2023 were as follows:

	December 31,	December 31,
	2024	2023
Cash	$22,106	$42,714
Restricted cash	530	712
Trade and other receivables	5,499	19,108
Accounts payable and accrued liabilities (including non-current)	31,270	32,163
Total debt	92,280	75,000

Restricted cash refers to cash amounts the Company was required to place on deposit. Refer to the liquidity risk discussion below regarding liabilities.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 32

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for trade receivables, amounts receivable and accounts payable and accrued liabilities in the annual consolidated statements of financial position approximate fair values because of the limited term of these instruments. Cash and restricted cash are classified as FVTPL and included in level 1. The debt facilities, excluding the inventory financing facilities, are predominantly classified as current liabilities, were secured at interest rates consistent with the rates seen at December 31, 2024 and without any debt issuance costs and thus the carrying amount approximates fair value. Drawdowns on the inventory financing facilities are for a maximum of 100 days and therefore, their carrying amount approximates fair value because of this limited term.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2023. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's maximum amount of credit risk is attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $5,471, $1,460 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from AA to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At December 31, 2024, no amounts are past due and in the year ended December 31, 2024, the Company has not experienced any credit losses. At December 31, 2024, the loss allowance for trade receivables was determined to be $nil (December 31, 2023 - $nil). There have been no write offs of trade receivables.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 33

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at December 31, 2024 for its financial liabilities with agreed repayment periods.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued
liabilities (note 10)	$31,270	$-	$-	$-
Debt (note 11)	21,030	53,750	17,500	-
Commitments (note 20)	4,319	514	31	10
Total	$56,619	$54,264	$17,531	$10

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $22,106 (December 31, 2023 - $42,714). Refer to note 20 for other commitments and contingencies and to note 1, nature of operations and going concern.

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At December 31, 2024, the Company's two inventory financing facilities were the only debt that is subject to floating interest rates. At December 31, 2024, the total outstanding balance on these two inventory financing facilities was $8,045, with interest rates at December 31, 2024 of 7.53% and 7.92% p.a. Drawdowns on these facilities are for a maximum period of 100 days and accordingly, any interest rate variations would not have a significant impact.

Foreign currency risk

At December 31, 2024, the Company's outstanding debt is 90% denominated in U.S. dollars and 10% denominated in Brazilian reals (December 31, 2023 - 100% U.S. dollar denominated).

The impact of fluctuations in foreign currency on cash and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At December 31, 2024, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros, and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at December 31, 2024 by approximately $74. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $133 and would affect the value of Brazilian real debt balances by approximately $440. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of U.S. dollar denominated debt balances by $3,750.

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

23) Revenues

During the year ended December 31, 2024, the Company entered into a contract for the sale of 2,100 tonnes of V2O5, with deliveries occurring between October 17, 2024 and March 31, 2025. The Company receives proceeds upon completion of each delivery. At the option of the buyer, who must elect the total volume no later than 90 days prior to September 30, 2027, the Company may be obligated to repurchase up to a maximum of 2,100 tonnes of V2O5 at a fixed price, with payment and deliver occurring at September 30, 2027. During the year ended December 31, 2024, the Company had delivered 1,200 tonnes of V2O5 into this contract and received proceeds of $13,638.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 34

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

This contract is accounted for as a sale with a right of return. The likelihood of the repurchase option (the right of return) being elected in 2027 is dependent on the market price of V2O5, which is subject to market uncertainty outside of the Company's control. It was concluded that because of this, it was not highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Accordingly, revenues recognized in the year ended December 31, 2024 for this sale were reduced to $nil and a refund liability, revenues subject to refund, was recognized for $13,638. A right to recover goods asset, inventory subject to return, of $12,804 was recognized. These were both classified as non-current in the consolidated statement of financial position as at December 31, 2024 since any refund and return would only occur in 2027.

	Year ended
	December 31,	December 31,
	2024	2023
V2O5 revenues
Produced products	$57,446	$115,534
Purchased products	988	9,028
	58,434	124,562
V2O3 revenues
Produced products	$8,353	$13,788
Purchased products	-	1,155
	8,353	14,943
FeV revenues
Produced products	$46,890	$57,686
Purchased products	4,872	1,386
	51,762	59,072
Vanadium sales from contracts with customers
	$118,549	$198,577
Ilmenite sales from contracts with customers	6,371	-
Iron ore sales from contracts with customers	-	107
	$124,920	$198,684

In the year ended December 31, 2024, the Company's revenues were from transactions with multiple customers, including one customer who represented more than 10% of revenues. Total revenues with this customer were $12,360 (included in the Sales & trading segment) in 2024.

In the year ended December 31, 2023, the Company's revenues include transactions with two customers who each represented more than 10% of revenues. Total revenues with each of these customers were $54,768 (included in the Sales & trading segment) and $23,621 (included across both the Sales & trading and Mine properties segments).

The following table shows the number of customers who represented more than 10% of revenues in the stated category of revenues.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 35

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

	Year ended
	December 31,	December 31,
	2024	2023
V2O5 revenues	4	4
V2O3 revenues	3	1
FeV revenues	1	2
Vanadium sales from contracts with customers	1	2
Ilmenite sales from contracts with customers	1	-

24) Expenses

	Year ended
	December 31,	December 31,
	2024	2023
Operating costs:
Direct mine and production costs	$68,478	$103,545
Conversion costs	8,240	7,319
Product acquisition costs	4,996	15,354
Royalties	7,052	9,162
Distribution costs	7,418	8,540
Vanadium and warehouse materials inventory write-down (note 5)	14,135	3,624
Depreciation and amortization	26,795	26,048
Ilmenite costs and write-down (note 5)	8,192	444
Iron ore costs	512	722
	$145,818	$174,758
Finance costs:
Interest expense and fees	$9,109	$9,308
Interest on lease liabilities	37	52
Accretion	314	270
	$9,460	$9,630
Employee compensation amounts included in the consolidated statements of income (loss):
Compensation	$8,372	$14,962
Share-based payments	1,321	(362)
	$9,693	$14,600
Total depreciation and amortization amounts included in the consolidated statements of income (loss):	$28,675	$29,250

25) Subsequent events

Debt

In January 2025, the Company extended the term of its R$50,000 facility for a further 120 days with no change in the interest rate. See note 11.

Storion

Following the signing of binding transaction agreements with Stryten on December 18, 2024 to establish Storion, the transaction closed on January 31, 2025.

Annual Consolidated Financial Statements for the Years Ended December 31, 2024 and 2023 36